SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C.



                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                          GPU Australia Holdings, Inc.
                          ----------------------------
                        (name of foreign utility company)



                                GPU, Inc. ("GPU")
                                -----------------
                      (Name of filing company, if filed on
                      behalf of a foreign utility company)

          Item 1.
          -------

               1.   The name of the entity claiming foreign utility company

          status (as  an operator)  is GPU Australia  Holdings, Inc.  ("GPU

          Australia Holdings").

          GPU Australia Holdings' address is:

               c/o GPU Electric, Inc.
               One Upper Pond Road
               Parsippany, New Jersey 07054

               2. The following is a brief description of facilities used for  the transmission  and  distribution of  electric energy  for sale, which are currently owned by PowerNet Victoria ("PowerNet")

          and  for  which GPU  PowerNet Pty  Limited,  an affiliate  of GPU

          Australia Holdings, has submitted a bid to acquire from the State of Victoria, Australia:

          PowerNet owns and maintains the existing high voltage (over 66 kV) electricity transmission grid in the State of Victoria, Australia. The assets comprising the grid include approximately 6,500 kms of overhead transmission lines (66 kV to 500 kV), approximately 10 kms of 220 kV underground cable, approximately 13,000 galvanized steel towers, seven power station switchyards and 36 terminal and transformation stations.

          The PowerNet transmission system serves all of the State of Victoria covering an area of approximately 227,600 square kilometers and a population of approximately 4.5 million.


               3. All of the voting shares of GPU Australia Holdings are

          owned  by GPU Electric, Inc.,  which, in turn,  is a wholly-owned subsidiary of GPU.



          Item 2.
          -------

               1.   The   following  U.S.  public   utility  companies  are

          associates  of GPU  Australia  Holdings: Jersey  Central Power  &

          Light  Company,  Metropolitan  Edison  Company  and  Pennsylvania

          Electric Company, which are wholly-owned subsidiaries of GPU.  No such  public utility  company  is acquiring  an  interest in  GPU

          Australia Holdings.
























                                        3

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                                    SIGNATURE

               The undersigned company has duly caused this statement to be

          signed  on   its  behalf   by  the  undersigned   thereunto  duly

          authorized.



                                              GPU, INC.


                                              By:


                                                  T. G. Howson
                                                  Vice President and Treasurer


          Date:     November 4, 1997